Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Three-Months Ended March 31, 2004
Net Earnings	$823
Add (deduct):
Taxes on earnings	286
Amortization of capitalized interest, net of capitalized interest	1
Minority interest	2

Net Earnings as adjusted	$1,112

Fixed Charges:
Interest on long-term and short-term debt	45
Capitalized interest cost	2
Rental expense representative of an interest factor	15

Total Fixed Charges	62

Total adjusted earnings available for payment of fixed charges	$1,174

Ratio of earnings to fixed charges	18.9

NOTE:   For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting net earnings for taxes on earnings; interest expense; amortization of capitalized interest, net of capitalized interest; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.